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                          February 1, 2022

       Pam Haley
       Chief Financial Officer
       Arcadia Biosciences, Inc.
       202 Cousteau Place, Suite 105
       Davis, CA 95618

                                                        Re: Arcadia
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-262407

       Dear Ms. Haley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Pietsch, Esq.